UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	April 2024

Commission File Number	001-41460

Bruush Oral Care Inc.

(Translation of registrant’s name into English)

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

Canada

(844) 427-8774

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously reported, on May 8, 2023, the Listing Qualifications Department of the Nasdaq Stock Market, LLC (“Nasdaq”) notified Bruush Oral Care Inc. (the “Company”) that due to the resignation of one of its board members from the Company’s Board of Directors and therefore its audit committee (the “Audit Committee”) on April 12, 2023, the Company no longer complied with Nasdaq’s audit committee requirements as set forth in Listing Rule 5605 (the “Audit Committee Requirements”). Pursuant to Listing Rule 5605(c)(4), Nasdaq provided the Company a cure period to regain compliance with the Audit Committee Requirements, which ended on April 12, 2024.

On April 10, 2024, the Company received the resignation of Kia Besharat from his positions as chair and as a member of the Audit Committee, effective immediately. In his resignation, Mr. Besharat stated that he was resigning because he no longer meets the applicable independence requirements to remain on the Audit Committee and the resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Mr. Besharat will remain as an independent director on the board of directors of the Company, as he is an independent director for purposes other than the Audit Committee composition requirements, subject to the payment thresholds of $120,000 in any rolling 12-month period over the past three years under Nasdaq Listing Rule 5605(a).

On February 28, 2024, the Company requested a hearing before the Nasdaq Hearings Panel (the “Panel”) to appeal the determination to delist the Company’s securities from the Nasdaq Capital Market. The hearing has been scheduled for April 25, 2024.

On April 15, 2024, the Company received a notice (the “Notice”) from Nasdaq that because the Company failed to regain compliance of the Audit Committee Requirements by April 12, 2024, this matter serves as an additional basis for delisting the Company’s securities from The Nasdaq Stock Market. The Notice stated that Panel will consider this matter in rendering a determination regarding the Company’s continued listing on The Nasdaq Stock Market and the Company should present its views with respect to this additional deficiency to the Panel. The Company submitted to the Panel a compliance plan on April 5, 2024. There can be no assurance as to the decision of the Panel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bruush Oral Care Inc.
(Registrant)

Date:	April 18, 2024	By:	/s/ Aneil Singh Manhas
		Name:	Aneil Singh Manhas
		Title:	Chief Executive Officer